AXION POWER INTERNATIONAL, INC.
3601 Clover Lane
New Castle, Pennsylvania 16105

April 14, 2010

VIA EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549
Attention: Jay Mumford

Re:	Axion Power International, Inc. (the “Company”) Registration Statement on Form S-1 Filed January 15, 2010 File No. 333-164352 (the “Registration Statement”)

Dear Mr. Mumford:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Axion Power International, Inc. hereby respectfully requests that the effectiveness of the Registration Statement be accelerated to 11:00 a.m. (Washington, D.C. time) on April 19, 2009, or as soon thereafter as practicable.

The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please contact either Jolie Kahn, Esq. at 610-526-2148 or Quentin Faust, Andrews Kurth LLP at (214) 659-4589.

Sincerely,

AXION POWER INTERNATIONAL, INC.
By:	/s/ Charles R. Trego, Jr.
Charles R. Trego, Jr.
Chief Financial Officer